UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER
	FORM 12b-25				000-50332

CUSIP NUMBER
	NOTIFICATION OF LATE FILING				740921 10 1

(Check One): ☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form N-SAR
☐ Form N-SAR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I—REGISTRANT INFORMATION

PremierWest Bancorp
Full Name of Registrant

_____________________________________________________________________________
Former Name if Applicable

503 Airport Road
Address of Principal Executive Office (Street and Number)

Medford, OR 97504
City, State, and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III—NARRATIVE

Registrant is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Form 10-Q”). Registrant is unable, without unreasonable effort and expense, to timely file the Form 10-Q because the Company has not completed its financial statements for the quarter ended June 30, 2009. The delay in completing the financial statements was primarily caused by accounting personnel having reduced availability due to facilitating and responding to requests related to the recent regulatory examination and the acquisition of two branches from Wachovia, which closed on July 17, 2009, as well as additional time needed to complete an interim goodwill impairment analysis. Review of the Registrant’s financial statements by the Registrant’s independent auditors could not be completed by the initial filing deadline for the reasons cited above.

The Registrant intends to file the Form 10-Q as soon as practicable, and in no event later than the fifth calendar day following the prescribed due date, following review of the Registrant’s financial statements by the Registrant’s independent auditors.

PART IV–OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael D. Fowler 541 282-5291 (Name) (Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations for the quarter ended June 30, 2009 are still being finalized by management. Except as described herein, the Registrant believes it is not appropriate to provide an estimate of those results at this time. The Registrant anticipates that it may report a net loss for the quarter ended June 30, 2009. The Registrant anticipates reporting a net loss for the quarter year ended June 30, 2009, compared to net income of $579 thousand for the quarter ended June 30, 2008. The difference primarily relates to an increase in the provision for loan losses due to adverse market conditions and changes in the overall economy.

PREMIERWEST BANCORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 11, 2009	By	/s/Michael D. Fowler
Michael D. Fowler, EVP/Chief Financial Officer